

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 5, 2008

Mr. Gordon Cummings
Chief Executive Officer
Kimber Resources Inc.
215 – 800 West Pender Street
Vancouver, BC, V6C 2V6

> **Re:** **Kimber Resources Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2007**
> **Filed October 1, 2007 and amended October 30, 2007**
> **File No. 001-32712**

Dear Mr. Cummings:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief